EXHIBIT 99.1

NewsRelease

TC Energy to issue fourth quarter results on Feb. 15

CALGARY, Alberta – Jan. 25, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) will hold a teleconference and webcast on Tuesday, Feb. 15, 2022 to discuss its fourth quarter financial results, which will be released pre-market.

François Poirier, TC Energy President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team will discuss the financial results and Company developments at 2 p.m. MST / 4 p.m. EST.

Members of the investment community and other interested parties are invited to participate by calling 1-800-319-4610. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy’s website at TCEnergy.com/events or via the following URL: https://www.gowebcasting.com/11706.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight EST on Feb. 22, 2022. Please call 1-855-669-9658 and enter pass code 8338.

About TC Energy
We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and liquids pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, innovation, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522